FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 02, 2019

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim Results 2019

natwestmarkets.com

NatWest Markets Plc
Results for the half year ended 30 June 2019

The NatWest Markets Group (NWM Group) reported a profit for the period of £205 million in H1 2019 compared with £966 million in H1 2018, primarily reflecting lower income and the non-repeat of profit from discontinued operations, offset by lower litigation and conduct costs compared with H1 2018.

Highlights
Income, costs and legacy issues
●
Income was £506 million in H1 2019, compared with £553 million income from continued operations in H1 2018. Customer activity remained robust in difficult market conditions but the business was impacted by higher funding costs associated with becoming a standalone non-ring fenced bank.

●
Operating expenses of £411 million were down compared with £1,375 million in H1 2018, largely reflecting the non-repeat of the RMBS settlement in H1 2018. Excluding litigation and conduct costs and strategic costs, operating expenses reduced in H1 2019 relative to H1 2018, due to the benefit of certain one-off cost recoveries in Central items & other.

●
NatWest Markets Plc (NWM Plc or ‘the Bank’), together with its parent company the Royal Bank of Scotland Group plc (RBSG), reached settlements totalling €275 million in connection with the European Commission (EC) and certain other related investigations into competition law breaches concerning foreign exchange (FX) trading. The aggregate amount is fully covered by existing provisions in NWM Plc and is due to be paid in Q3 2019.

Balance sheet, capital and RWAs
●
The NWM Group’s total assets and liabilities increased by £32.5 billion and £33.0 billion to £280.4 billion and £271.8 billion respectively at H1 2019, compared with 31 December 2018. The increases primarily reflect client flow activity as well as derivative fair values, driven by downward shifts in interest rate yields and weakening of sterling against major currencies.

●
Issued £3.6 billion of term senior unsecured debt securities in benchmark deals during H1 2019, including $1.3 billion 3.5 year fixed and floating rate notes issued as part of the newly-established US MTN programme, €1.0 billion 5 year fixed rate notes and €1.25 billion 2 year floating rate notes. H1 2019 issuance activity substantially covers the £3-5 billion yearly funding target.

●
On 16 June 2019, NWM Plc acquired the RBS Group’s 4.1% economic interest in the newly merged Saudi British Bank (SABB) from NatWest Markets N.V. (NWM N.V.) for £0.7 billion, to be carried at fair value through other comprehensive income and an associated settlement liability of £0.1 billion.

●	On 28 June 2019, NWM Plc paid an interim ordinary dividend to its parent company, RBSG, of £400 million with the total dividend paid in H1 2019 amounting to £500 million.
●
Total NWM Plc RWAs were down to £38.7 billion at 30 June 2019 from £40.8 billion at 31 December 2018 due to reduced market risk and operational risk RWAs. These reductions were partially offset by an increase in credit risk RWAs following the acquisition of the SABB shareholding. CRR leverage exposure was up from £148.5 billion to £157.0 billion at 30 June 2019, primarily reflecting an increase in trading assets and settlement balances at H1 2019 compared with year end 2018.

●
NWM Plc Common Equity Tier 1 (CET1) ratio decreased from 15.6% at 31 December 2018 to 15.2% at 30 June 2019, reflecting dividends paid and other reserve movements in the period, offset by the reductions in RWAs. NWM Plc CRR leverage ratio decreased 60 basis points to 4.4% at 30 June 2019 (31 December 2018 - 5.0%).

●	The total regulatory capital and CRR-compliant MREL for NWM Plc at 30 June 2019 was £13.8 billion, or 35.7% of RWAs.
NatWest Markets N.V.
●	NWM N.V., the RBS Group’s banking entity in the Netherlands, is expected to become a subsidiary of NWM Plc in H2 2019, subject to regulatory approval.
●
NWM N.V. began transacting new business on 25 March 2019 as part of preparations to ensure continuity of service to European Economic Area (EEA) customers when the United Kingdom leaves the European Union.

●
As part of the commencement of new business, £5.3 billion of assets and £5.7 billion of liabilities were transferred from NWM Plc to NWM N.V. over the weekend of 23/24 March 2019. Further transfers of £1.2 billion of assets and £1.5 billion of liabilities were undertaken in Q2 2019.

●	On 16 June 2019, the merger of Alawwal bank and SABB was completed. The RBS Group’s economic interest in the merged entity, amounting to 4.1%, was acquired by NWM Plc from NWM N.V..

Outlook (1)
Despite the near-term challenges faced by the business, particularly in relation to the ongoing impact of Brexit uncertainty and other macroeconomic factors, we retain the target 2020 capital and balance sheet metrics as provided in the NatWest Markets 2018 Annual Report and Accounts.
Note:
(1)
The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 34 and 35 in this document and 124 to 133 of the NatWest Markets 2018 Annual Report and Accounts. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Financial review
NWM Group business review
The segmental analysis of key income statement lines is set out below.
	Half year ended 30 June 2019			Half year ended 30 June 2018
		Central			Central
	NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m
Net interest income	(116)	9	(107)	74	(140)	(66)
Non-interest income	573	40	613	612	7	619
Total income	457	49	506	686	(133)	553
Strategic costs	(45)	-	(45)	(24)	-	(24)
Litigation and conduct costs	4	12	16	(9)	(782)	(791)
Other operating expenses	(548)	166	(382)	(553)	(7)	(560)
Operating expenses	(589)	178	(411)	(586)	(789)	(1,375)
Operating (loss)/profit before impairments	(132)	227	95	100	(922)	(822)
Impairment releases/(losses)	34	2	36	(1)	-	(1)
Operating (loss)/profit before tax	(98)	229	131	99	(922)	(823)
Tax credit			74			17
Profit/(loss) from continuing operations			205			(806)
Profit from discontinued operations, net of tax			-			1,772
Profit for the period			205			966
Income
Rates	326	-	326	427	-	427
Currencies	225	-	225	199	-	199
Financing	197	-	197	211	-	211
Revenue share paid to other RBSG segments	(101)	-	(101)	(107)	-	(107)
Core income excluding OCA	647	-	647	730	-	730
Legacy	(143)	-	(143)	(83)	-	(83)
Own credit adjustments (OCA)	(47)	-	(47)	39	-	39
Other	-	49	49	-	(133)	(133)
Total income	457	49	506	686	(133)	553

●
Operating profit before tax was £131 million compared with a loss of £823 million from continuing operations in H1 2018. Total income of £506 million was £47 million lower compared with H1 2018. Customer activity remained robust in difficult market conditions but the business was impacted by higher funding costs associated with becoming a standalone non ring-fenced bank. Operating expenses reduced by £964 million to £411 million in H1 2019, primarily due to the non-repeat of litigation and conduct costs in H1 2018.

●
Net interest income was a net expense of £107 million compared with a net expense of £66 million in H1 2018, principally driven by higher funding costs which include interest expenses on increased levels of external debt issuance and internal MREL when compared to the prior period. Net interest expenses are largely reflected in the NatWest Markets segment in H1 2019, compared with the prior period which had the majority of these expenses within Central items & other.

●
Non-interest income decreased by £6 million to £613 million compared with £619 million in H1 2018. Within non-interest income, income from trading activities reduced to £543 million in H1 2019 compared with £663 million in the prior period reflecting the uncertain market conditions. This was offset by other operating income of £74 million in H1 2019, compared with a loss of £82 million in H1 2018, which included certain non-repeat disposal activity.

●
Operating expenses of £411 million were £964 million lower than in H1 2018, principally due to litigation and conduct costs which included the £1,040 million charge relating to the RMBS settlement with the US Department of Justice (DoJ), offset by indemnity recoveries, in the prior period. Strategic costs were £45 million in H1 2019 (H1 2018 - £24 million), with the increase primarily staff-related. Other operating expenses decreased to £382 million from £560 million in H1 2018, largely due to certain cost recoveries in Central items & other in H1 2019.

●
Impairment releases were £36 million compared with an impairment loss of £1 million in H1 2018, largely due to an increase in expected recoveries on IFRS 9 Stage 3 defaulted assets, as well as other credit improvements.

●
NatWest Markets operating loss before tax was £98 million compared with an operating profit of £99 million in H1 2018, with the reduction primarily due to total income, which was £229 million lower at £457 million in H1 2019 when compared with the prior period. Core income reduced by £83 million to £647 million, despite customer activity remaining robust in difficult market conditions but was impacted by higher funding costs. Revenue share of £101 million represents approximately half of the Core income earned with customers of NatWest Holdings and RBS International. Legacy losses increased to £143 million in H1 2019 from £83 million in H1 2018, largely attributable to the absorption of interest expenses previously within Central items & other. Total operating expenses increased moderately to £589 million in H1 2019, as a £5 million reduction in other operating expenses to £548 million, was offset by strategic costs which were £21 million higher in H1 2019 than the corresponding period. Own credit adjustments were a £47 million loss in H1 2019, compared with gain of £39 million in H1 2018, due to the tightening of spreads.

●
Central items & other operating profit was £229 million compared with a loss of £922 million in H1 2018, largely as a result of the non-repeat of significant litigation and conduct costs in H1 2018, one-off cost recoveries and net interest expenses being reflected within the NatWest Markets segment in H1 2019.

Financial review
NWM Group business review
The table below sets out the performance key metrics and ratios.

	30 June	31 December
Performance key metrics and ratios (1)	2019	2018
Liquidity coverage ratio (LCR) (%) (2)	205	457
Liquidity portfolio (£bn)	20.2	17.2
Total wholesale funding (£bn) (3)	23.3	19.8
Total funding including repo (£bn)	93.5	80.0

Common Equity Tier (CET1) ratio (%)	15.2	15.6
CRR leverage ratio (%)	4.4	5.0
Risk-weighted assets (RWAs) (£bn)	38.7	40.8
Total Capital ratio (%)	22.3	21.5
Total CRR-compliant MREL (£bn)	13.8	13.9
Total MREL ratio (%)	35.7	34.0

Notes:
(1)
Capital resources and RWAs are based on the PRA transitional arrangements for NWM Plc. Regulatory capital is monitored and reported at solo legal entity level for significant subsidiaries of the RBS Group. Leverage is based on the CRR end-point minimum requirement.

(2)
This metric has been presented for the NWM Plc solo legal entity as managed internally. The LCR decreased to 205% at 30 June 2019 from 457% at 31 December 2018 as a result of an increase in liquidity outflows, which were seasonally low at the prior year end. This was offset partially by an increase in the liquidity portfolio due to the proceeds of debt issuance in the period.

(3)	Excluding derivative collateral and intra-RBS Group balances.

The segmental analysis of key balance sheet lines is set out below.

	30 June 2019			31 December 2018
	NatWest	Central items		NatWest	Central items
	Markets	& other	Total	Markets	& other	Total
Balance sheet	£bn	£bn	£bn	£bn	£bn	£bn
Funded assets	132.0	0.6	132.6	111.2	2.4	113.6
of which: Core	128.3	0.6	128.9	107.1	2.4	109.5
of which: Legacy	3.7	-	3.7	4.1	-	4.1
Derivative assets	147.8	-	147.8	133.9	0.4	134.3
Total assets	279.8	0.6	280.4	245.1	2.8	247.9

●
Total assets and liabilities increased by £32.5 billion and 33.0 billion to £280.4 billion and £271.8 billion respectively at 30 June 2019, compared with £247.9 billion and £238.8 billion at 31 December 2018. Funded assets, which exclude derivatives, increased by £19.0 billion to £132.6 billion.

●	Cash and balances at central banks increased by £1.8 billion to £12.9 billion, compared with £11.2 billion at 31 December 2018, reflecting proceeds of issuance in the first half of the year.
●
Trading assets, which primarily includes securities and reverse repurchase agreements relating to client-led activity, as well as derivative collateral, increased by £7.8 billion to £82.8 billion at 30 June 2019, driven by increased levels of customer flow relative to 31 December 2018. Trading liabilities, comprising mainly of short positions, repurchase agreements and derivative collateral, increased by £11.0 billion to £83.3 billion at 30 June 2019.

●
Derivative assets and derivative liabilities were up £13.6 billion to £147.8 billion and £14.5 billion to £144.4 billion respectively. The movements in mark-to-market were driven by a downward shift in interest rate yields, together with sterling having weakened against major currencies since year end 2018.

●
Settlement balance assets and liabilities were up £4.4 billion and £3.8 billion to £7.1 billion and £6.8 billion respectively, reflecting increased trading compared with the low levels of client activity leading up to 31 December 2018.

●
Other financial assets, which includes non-trading government debt securities of £6.5 billion, increased to £13.0 billion. Other financial liabilities increased to £18.6 billion (31 December 2018 - £16.3 billion) due to benchmark issuance activity in the period with significant transactions including the dual-tranche $1.3 billion 3.5 year fixed and floating rate notes and the €1.0 billion 5 year fixed and €1.25 billion 2 year floating rate issuances. These increases were offset by maturities.

●
Amounts due from and to the holding company and fellow subsidiaries, increased to £5.7 billion and £11.0 billion respectively, largely as a result of risk transfers and funding balances with NWM N.V. following the recommencement of client business in the NWM N.V. entity during H1 2019.

●	Owners’ equity decreased by £0.4 billion to £8.7 billion, primarily due to dividends paid to RBSG and other reserves movements during H1 2019.

Financial review
Balance sheet profile as at 30 June 2019
NWM Group balance sheet profile is summarised as follows:

Assets	£bn	£bn	Liabilities
Cash and balances at central banks	12.9	-
Trading assets	82.8	83.3	Trading liabilities
Securities	33.3	25.0	Short positions
Reverse repos (1)	27.4	32.0	Repos (2)
Derivative collateral (3)	20.5	22.6	Derivative collateral (4)
Other trading assets	1.6	3.7	Other trading liabilities
Loans - amortised cost	9.9	5.9	Deposits - amortised cost
Settlement balances	7.2	6.8	Settlement balances
Amounts due from holding company and fellow subsidiaries	5.7	11.0	Amounts due to holding company and fellow subsidiaries
Other financial assets	13.0	18.6	Other financial liabilities
Other assets	1.1	1.8	Other liabilities
Funded assets	132.6	127.4	Liabilities excluding derivatives
Derivatives assets	147.8	144.4	Derivative liabilities
Total assets	280.4	271.8	Total liabilities

		23.3	of which: wholesale funding (5)
		10.6	of which: short-term wholesale funding (5)

Net derivative assets	4.6	3.6	Net derivative liabilities

Notes:
(1)	Comprises bank reverse repos of £6.9 billion and customer reverse repos of £20.5 billion.
(2)	Comprises bank repos of £6.0 billion and customer repos of £26.0 billion.
(3)	Comprises derivative collateral relating to banks of £7.8 billion and customers of £12.7 billion.
(4)	Comprises derivative collateral relating to banks of £13.1 billion and customers of £9.5 billion.
(5)	Excludes derivative collateral and intra-RBS Group balances, including resolution-eligible instruments and subordinated liabilities issued to RBSG.
(6)	Based on the current legal entity structure of the NWM Group as at 30 June 2019, which excludes NatWest Markets N.V..

Simplifying and de-risking
The table below presents a summary of NWM Group’s balance sheet exposure as at 30 June 2019. The legacy positions consist predominantly of the residual exposures which were reported within Capital Resolution until its closure after Q3 2017. These exposures are primarily derivatives or loan agreements that are either being sold or run down over time.

	30 June 2019		31 December 2018
		of which:		of which:
	Total	Legacy	Total	Legacy
	£bn	£bn	£bn	£bn

RWAs	38.7	4.9	40.8	6.4
Total net credit exposures (banking book and counterparty credit)	43.0	5.6	39.3	5.9
of which: net non-investment grade credit exposures	2.7	1.3	1.8	1.1
of which: IFRS 9 Stage 3 exposures	0.7	0.7	0.7	0.7
and: IFRS 9 Stage 3 expected credit loss (ECL)	0.1	0.1	0.1	0.1

Capital and risk management
Capital and leverage ratios
Capital resources, RWAs and leverage based on the PRA transitional arrangements for NWM Plc are set out below. Regulatory capital is monitored and reported at legal entity level for significant subsidiaries of the RBS Group.

	30 June	31 December
	2019	2018
Capital adequacy ratios	%	%
CET1 (1)	15.2	15.6
Tier 1	17.7	18.0
Total	22.3	21.5

Capital	£m	£m
CET1	5,870	6,369
Tier 1	6,848	7,352
Total	8,655	8,757

Risk-weighted assets
Credit risk	10,074	9,234
Counterparty credit risk	13,229	13,285
Market risk	12,386	14,106
Operational risk	3,039	4,152
Total RWAs	38,728	40,777

Leverage (2,3)
CRR leverage exposure (£m)	156,996	148,502
Tier 1 capital (£m)	6,848	7,352
CRR leverage ratio (%)	4.4	5.0

Notes:
(1)
Includes the impact of dividends paid in the period of £0.5 billion (31 December 2018 - £2.6 billion).
(2)
Leverage exposure is broadly aligned to the accounting value of on and off-balance sheet exposures albeit subject to specific adjustments for derivatives, securities financing positions and off-balance sheet exposures.
(3)
CRR end-point for UK banks set by the PRA is 10.5% minimum total capital ratio, with a minimum CET1 ratio of 7.0%.

●
NWM Plc Common Equity Tier 1 (CET1) ratio decreased from 15.6% at 31 December 2018 to 15.2% at 30 June 2019, reflecting dividends paid and other net movements in reserves in the period offset by the reductions in RWAs. NWM Plc CRR leverage ratio decreased 60 basis points to 4.4% at 30 June 2019 (31 December 2018 - 5.0%).
●
RWAs were down to £38.7 billion at 30 June 2019 from £40.8 billion at 31 December 2018 due to reduced market risk RWAs following a lowering of the capital multiplier and transfers to NWM N.V.. Operational risk RWAs reduced following the annual recalculation. These reductions were partially offset by an increase in credit risk RWAs following the acquisition of the SABB shareholding from NWM N.V..
●
CRR leverage exposure increased from £148.5 billion to £157.0 billion at 30 June 2019, primarily reflecting increased trading assets and settlement balances relative to year end 2018.

Capital and risk management
Capital resources (Within the scope of EY’s review report)
Under Capital Requirements Regulation (CRR), regulators within the European Union monitor capital on a legal entity basis, with local transitional arrangements on the phasing in of end-point CRR. The capital resources based on the PRA transitional basis for NWM Plc are set out below.

	30 June	31 December
	2019	2018
Shareholders’ equity (excluding non-controlling interests)	£m	£m
Shareholders’ equity	8,373	8,922
Other equity instruments	(749)	(749)
	7,624	8,173

Regulatory adjustments and deductions
Own credit	(134)	(223)
Defined benefit pension fund adjustment	(197)	(197)
Cash flow hedging reserve	(156)	(114)
Prudential valuation adjustments	(363)	(450)
Expected losses less impairments	(312)	(351)
Instruments of financial sector entities where the institution has a significant and non-significant investment	(592)	(445)
Other regulatory adjustments	-	(24)
	(1,754)	(1,804)

CET1 capital	5,870	6,369

Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	749	749
Qualifying instruments and related share premium subject to phase out	236	234
	985	983

Tier 1 deductions
Instruments of financial sector entities where the institution has a non-significant investment	(7)	-
	(7)	-

Tier 1 capital	6,848	7,352

Qualifying Tier 2 capital
Qualifying instruments and related share premium	2,169	2,098

Tier 2 deductions
Instruments of financial sector entities where the institution has a significant and non-significant investment	(362)	(693)

Tier 2 capital	1,807	1,405

Total regulatory capital	8,655	8,757

Note:
(1)
CRR as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. The capital resources are on an end-point basis for the significant investment in financial institutions capital deduction at 30 June 2019 compared with capital deduction of 90% capital deduction and 10% RWAs at 31 December 2018. There continues to be CRR transition applied to grandfathered capital.

Capital and risk management
Leverage exposure
The table below shows the leverage exposure based on the CRR Delegated Act.

	30 June	31 December
	2019	2018
Leverage	£m	£m
Cash and balances at central banks	12,874	11,095
Trading assets	64,784	61,990
Derivatives	147,840	134,291
Other financial assets	33,541	16,588
Other assets	8,339	18,077
Total assets	267,378	242,041
Derivatives
- netting and variation margin	(158,533)	(140,796)
- potential future exposures	43,653	41,663
Securities financing transactions gross up	1,200	1,800
Undrawn commitments	6,757	7,306
Regulatory deductions and other adjustments	(1,626)	(1,557)
Exclusion of core UK-group exposures	(1,833)	(1,955)
Leverage exposure	156,996	148,502

Liquidity portfolio (Within the scope of EY’s review report)
The table below shows the liquidity portfolio by product, liquidity value and carrying value. Liquidity value is lower than carrying value as it is stated after discounts (or haircuts) applied to security instruments.

				30 June	31 December
				2019	2018
				£m	£m
Cash and balances at central banks				12,783	11,005
Central and local government bonds
AAA rated governments				1,532	615
AA- to AA+ rated governments and US agencies				4,260	5,256
Below AA rated governments				1,274	-
Primary liquidity				19,849	16,876
Secondary liquidity (1)				344	344
Total liquidity value				20,193	17,220

Total carrying value				20,408	17,388

The table below shows the liquidity value of the liquidity portfolio by currency.

	GBP	USD	EUR	Other	Total
Total liquidity portfolio	£m	£m	£m	£m	£m
30 June 2019	7,030	3,459	8,430	1,274	20,193
31 December 2018	3,832	2,950	8,881	1,557	17,220

Note:
(1)
Comprises assets eligible for discounting at the Bank of England and other central banks.

Capital and risk management
Funding sources (Within the scope of EY’s review report)
The table below shows NWM Group’s carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	30 June 2019					31 December 2018
				Amounts due					Amounts due
				to holding					to holding
	Short term	Long term	Total	company		Short term	Long term	Total	company
	less than	more than	third	and fellow		less than	more than	third	and fellow
	1 year	1 year	party	subsidiaries (1)	Total	1 year	1 year	party	subsidiaries (1)	Total
By product	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Bank deposits
Derivative cash collateral	13,075	-	13,075	-	13,075	11,005	-	11,005	-	11,005
Other deposits (2)	1,712	1,488	3,200	3,249	6,449	2,587	6	2,593	2,542	5,135
	14,787	1,488	16,275	3,249	19,524	13,592	6	13,598	2,542	16,140
Debt securities in issue
Certificates of deposit (CDs)	1,062	6	1,068	-	1,068	1,006	-	1,006	-	1,006
Commercial paper	1,110	-	1,110	-	1,110	1,820	-	1,820	-	1,820
Medium-term notes (MTNs)	6,699	10,581	17,280	-	17,280	3,598	10,099	13,697	-	13,697
	8,871	10,587	19,458	-	19,458	6,424	10,099	16,523	-	16,523
Subordinated liabilities	-	626	626	2,094	2,720	-	658	658	1,962	2,620
Total notes in issue	8,871	11,213	20,084	2,094	22,178	6,424	10,757	17,181	1,962	19,143
Wholesale funding	23,658	12,701	36,359	5,343	41,702	20,016	10,763	30,779	4,504	35,283
Customer deposits
Derivative cash collateral	9,535	-	9,535	-	9,535	9,124	-	9,124	-	9,124
Other deposits (3,4)	3,264	746	4,010	5,459	9,469	3,627	471	4,098	5,398	9,496
Total customer deposits	12,799	746	13,545	5,459	19,004	12,751	471	13,222	5,398	18,620
Total funding excluding repos	36,457	13,447	49,904	10,802	60,706	32,767	11,234	44,001	9,902	53,903
Total repos
Central and other banks	6,423	424	6,847	-	6,847	5,421	-	5,421	-	5,421
Other financial institutions	24,222	-	24,222	-	24,222	20,083	-	20,083	-	20,083
Other corporate	1,749	-	1,749	-	1,749	565	-	565	-	565
	32,394	424	32,818	-	32,818	26,069	-	26,069	-	26,069
Total funding	68,851	13,871	82,722	10,802	93,524	58,836	11,234	70,070	9,902	79,972

Of which: available in resolution (5)	-	626	626	7,237	7,863	-	658	658	7,084	7,742

Notes:
(1)
Amounts due to holding company and fellow subsidiaries which relate to non-financial instruments of £239 million (31 December 2018 - £259 million) have been excluded from the table.
(2)
Includes £478 million (31 December 2018 - £268 million) of HFT deposits included in trading liabilities on the balance sheet.
(3)
Includes £1,719 million (31 December 2018 - £1,518 million) of HFT deposits included in trading liabilities on the balance sheet.
(4)
Total bank regulatory capital and CRR-compliant MREL was £13.8 billion (31 December 2018 - £13.9 billion). Of the £5,459 million internal customer deposits (31 December 2018 - £5,398 million), the CRR-compliant MREL component totalled £5,143 million (31 December 2018 - £5,125 million) and was executed in the form of a loan from RBSG.
(5)
Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in June 2018. All available in resolution instruments for June 2019, including external subordinated liabilities, internal subordinated liabilities and senior internal MREL issued to RBSG, have a final contractual maturity of greater than one year.

Key points
●
During H1 2019, the NWM Group accessed new markets (SEK and JPY) via its EMTN and established a 144A MTN programme for US investors.
●
Of the £3-5 billion target for 2019, £3.7 billion has been issued across both programmes in private placement and benchmark formats during H1.
●
Depending on market conditions in H2 2019, the NWM Group will look to further diversify the investor base and build out new markets and issuance programmes, and may explore pre-funding 2020 maturities.
●
The NWM Group also maintains a portfolio of bi-lateral borrowing in different formats, including unsecured loans and notes or loans secured primarily by banking book collateral.

Capital and risk management
Notes issued – residual maturity by profile note type (Within the scope of EY’s review report)
The table below shows NWM Group’s debt securities in issue and subordinated liabilities by residual maturity.

	Debt securities in issue
	Commercial
	paper			Subordinated	Total notes	Total notes
	and CDs	MTNs	Total	liabilities	in issue	in issue
30 June 2019	£m	£m	£m	£m	£m	%
Less than 1 year	2,172	6,699	8,871	-	8,871	40
1-3 years	3	5,992	5,995	356	6,351	29
3-5 years	3	3,234	3,237	149	3,386	15
More than 5 years	-	1,355	1,355	121	1,476	7
Subtotal	2,178	17,280	19,458	626	20,084	91
Amounts due to holding company
and fellow subsidiaries	-	-	-	2,094	2,094	9
Total	2,178	17,280	19,458	2,720	22,178	100

31 December 2018
Less than 1 year	2,826	3,598	6,424	-	6,424	34
1-3 years	-	6,768	6,768	98	6,866	36
3-5 years	-	2,025	2,025	425	2,450	13
More than 5 years	-	1,306	1,306	135	1,441	7
Subtotal	2,826	13,697	16,523	658	17,181	90
Amounts due to holding company
and fellow subsidiaries	-	-	-	1,962	1,962	10
Total	2,826	13,697	16,523	2,620	19,143	100

Credit risk – Trading activities Asset quality (Within the scope of EY’s review report)
The table below shows the current and potential exposure by high level asset class and asset quality. It represents total credit risk for assets held in the banking book in addition to counterparty credit risk for traded products.

	Cash &				Collateralised	Uncollateralised
	balances at	Sovereign debt	Loans & other	Other debt	rate risk	rate risk	Repo &	Off-balance
	central banks	securities	lending	securities	management	management	reverse repo	sheet items	Leasing	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
AQ1-AQ4	12,939	6,420	8,852	3,513	3,752	2,370	1,303	309	143	39,601
AQ5-AQ8	-	-	1,102	79	576	738	217	53	1	2,766
AQ9	-	-	22	2	2	-	-	1	-	27
AQ10	-	-	616	6	-	7	-	4	4	637
Current exposure	12,939	6,420	10,592	3,600	4,330	3,115	1,520	367	148	43,031
Potential exposure	12,939	6,420	19,192	3,600	14,953	6,566	2,543	1,966	148	68,327

31 December 2018
AQ1-AQ4	11,230	6,964	7,773	2,191	3,976	2,356	1,630	380	144	36,644
AQ5-AQ8	-	-	896	4	354	536	157	59	-	2,006
AQ9	-	-	23	3	2	-	-	-	-	28
AQ10	-	-	602	6	-	23	-	5	5	641
Current exposure	11,230	6,964	9,294	2,204	4,332	2,915	1,787	444	149	39,319
Potential exposure	11,230	6,964	18,516	2,204	15,097	6,634	2,882	2,594	149	66,270

Key point
●
Measured against NWM Group’s asset quality scale, 92% (31 December 2018 – 93%) of total current exposure was rated in the AQ1-AQ4 bands. When considered against external credit ratings, 94%, £40.3 billion (31 December 2018 – 95%, £37.5 billion) of current exposure was equivalent to an investment grade rating (BBB- or better).

Capital and risk management
Credit risk – Trading activities continued
Securities financing transactions and collateral (Within the scope of EY’s review report)
The table below shows securities funding transactions in the NWM Group. Balance sheet captions include balances held at all classifications under IFRS 9.

	Reverse repos			Repos
			Outside			Outside
		Of which:	netting		Of which:	netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
30 June 2019	£m	£m	£m	£m	£m	£m
Gross	69,432	66,421	3,011	74,822	72,425	2,397
IFRS offset	(42,004)	(42,004)	-	(42,004)	(42,004)	-
Carrying value	27,428	24,417	3,011	32,818	30,421	2,397

Master netting arrangements	(1,191)	(1,191)	-	(1,191)	(1,191)	-
Securities collateral	(23,109)	(23,109)	-	(29,230)	(29,230)	-
Potential for offset not recognised under IFRS	(24,300)	(24,300)	-	(30,421)	(30,421)	-
Net	3,128	117	3,011	2,397	-	2,397

31 December 2018
Gross	56,143	53,157	2,986	57,445	56,288	1,157
IFRS offset	(31,376)	(31,376)	-	(31,376)	(31,376)	-
Carrying value	24,767	21,781	2,986	26,069	24,912	1,157

Master netting arrangements	(762)	(762)	-	(762)	(762)	-
Securities collateral	(21,009)	(21,009)	-	(24,150)	(24,150)	-
Potential for offset not recognised under IFRS	(21,771)	(21,771)	-	(24,912)	(24,912)	-
Net	2,996	10	2,986	1,157	-	1,157

Key points
●
The increases in reverse repo and repo balances, on both a gross and carrying value basis at 30 June 2019 relative to the prior year, are largely due to higher client flow activity and trading volumes.
●
Reverse repo and repo transactions are primarily backed by highly-rated sovereign, supranational and government agency collateral.

Debt securities (Within the scope of EY’s review report)
The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch.
	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
30 June 2019	£m	£m	£m	£m	£m	£m
AAA	-	-	3,152	1,928	4	5,084
AA to AA+	5,365	6,093	3,686	811	95	16,050
A to AA-	-	-	4,508	628	46	5,182
BBB- to A-	-	-	4,858	730	467	6,055
Non-investment grade	-	-	88	464	294	846
Unrated	-	-	-	505	121	626
Total	5,365	6,093	16,292	5,066	1,027	33,843
Short positions	(5,589)	(1,773)	(15,811)	(1,652)	(189)	(25,014)

31 December 2018
AAA	-	-	2,093	1,459	7	3,559
AA to AA+	6,834	4,689	3,161	773	120	15,577
A to AA-	-	-	4,571	482	51	5,104
BBB- to A-	-	-	3,592	802	285	4,679
Non-investment grade	-	-	81	832	237	1,150
Unrated	-	-	-	570	8	578
Total	6,834	4,689	13,498	4,918	708	30,647
Short positions	(6,394)	(2,008)	(13,500)	(1,724)	(201)	(23,827)

Capital and risk management
Credit risk – Trading activities continued
Derivatives (Within the scope of EY’s review report)
The table below shows third party derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS 9.

	30 June 2019							31 December 2018
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						147,528	142,817		135,133	131,173
IFRS offset						(3,983)	(4,211)		(2,072)	(2,438)
Carrying value	2,796	6,253	5,110	1,928	16,087	143,545	138,606	13,686	133,061	128,735
Of which:
Interest rate (1)
Interest rate swaps						90,052	86,278		81,622	73,933
Options purchased						17,865	-		14,478	-
Options written						-	15,554		-	16,370
Futures and forwards						67	73		73	68
Total	2,413	4,511	4,518	871	12,313	107,984	101,905	10,247	96,173	90,371
Exchange rate
Spot, forwards and futures						19,034	19,773		17,897	18,605
Currency swaps						9,947	10,055		11,283	11,978
Options purchased						6,306	-		7,319	-
Options written						-	6,600		-	7,558
Total	382	1,735	581	1,057	3,755	35,287	36,428	3,422	36,499	38,141
Credit	1	6	11	-	18	266	252	16	346	208
Equity and commodity	-	1	-	-	1	8	21	1	43	15
Carrying value					16,087	143,545	138,606	13,686	133,061	128,735

Counterparty mark-to-market netting						(115,521)	(115,521)		(106,762)	(106,762)
Cash collateral						(19,465)	(16,479)		(17,930)	(15,224)
Securities collateral						(3,935)	(2,962)		(4,469)	(3,466)
Net exposure						4,624	3,644		3,900	3,283

Banks (2)						247	885		359	431
Other financial institutions (3)						1,189	1,041		857	1,068
Corporate (4)						2,846	1,637		2,436	1,749
Government (5)						342	81		248	35
Net exposure						4,624	3,644		3,900	3,283

UK						2,457	1,014		1,867	1,246
Europe						1,047	2,300		1,117	1,366
US						833	55		588	298
RoW						287	275		328	373
Net exposure						4,624	3,644		3,900	3,283

Notes:
(1)
The notional amount of interest rate derivatives include £7,541 billion (31 December 2018 – £5,679 billion) in respect of contracts cleared through central clearing counterparties.
(2)
Transactions with certain counterparties with whom the NWM Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions for example China where the collateral agreements are not deemed to be legally enforceable.
(3)
Transactions with securitisation vehicles and funds where collateral posting is contingent on NWM Group’s external rating.
(4)
Mainly large corporates with whom the NWM Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5)
Sovereigns and supranational entities with one-way collateral agreements in their favour.

Financial statements
Condensed consolidated income statement for the half year ended 30 June 2019 (unaudited)
	Half year ended
	30 June	30 June
	2019	2018
	£m	£m
Interest receivable	278	118
Interest payable	(385)	(184)

Net interest income	(107)	(66)

Fees and commissions receivable	181	169
Fees and commissions payable	(185)	(131)
Income from trading activities	543	663
Other operating income	74	(82)

Non-interest income	613	619

Total income	506	553
Operating expenses	(411)	(1,375)

Profit/(loss) before impairment releases/(losses)	95	(822)
Impairment releases/(losses)	36	(1)

Operating profit/(loss) before tax	131	(823)
Tax credit	74	17

Profit/(loss) from continuing operations	205	(806)
Profit from discontinued operations, net of tax	-	1,772

Profit for the period	205	966

Attributable to:
Ordinary shareholders	175	965
Paid-in equity holders	30	-
Non-controlling interests	-	1
	205	966

Financial statements
Condensed consolidated statement of comprehensive income for the half year ended 30 June 2019 (unaudited)

	Half year ended
	30 June	30 June
	2019	2018
	£m	£m
Profit for the period	205	966
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes
- contributions in preparation for ring-fencing (1)	-	(2,000)
(Loss)/profit on fair value of credit in financial liabilities designated at fair value through
profit or loss due to own credit risk	(39)	59
Fair value through other comprehensive income (FVOCI) financial assets	(5)	3
Tax	31	500
	(13)	(1,438)
Items that do qualify for reclassification
Fair value through other comprehensive income (FVOCI) financial assets	5	202
Cash flow hedges	53	(549)
Currency translation	84	(18)
Tax	(12)	104
	130	(261)
Other comprehensive income/(loss) after tax	117	(1,699)
Total comprehensive income/(loss) for the period	322	(733)

Attributable to:
Ordinary shareholders	291	(735)
Paid-in equity holders	30	-
Non-controlling interests	1	2
	322	(733)

Note:
(1)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees.  It also agreed to contribute £1.2 billion to the ring-fenced bank.  Under the MoU, NatWest Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant. In Q1 2019 NatWest Markets Plc paid a contribution of £53 million to the new NatWest Markets section relating to the non-ring fenced bank.

Financial statements
Condensed consolidated balance sheet as at 30 June 2019 (unaudited)

	30 June	31 December
	2019	2018
	£m	£m

Assets
Cash and balances at central banks	12,939	11,188
Trading assets	82,813	74,972
Derivatives	147,802	134,250
Settlement balances	7,147	2,705
Loans to banks - amortised cost	935	626
Loans to customers - amortised cost	8,928	8,366
Amounts due from holding company and fellow subsidiaries	5,685	3,398
Other financial assets	13,029	11,268
Other assets	1,146	1,108
Total assets	280,424	247,881

Liabilities
Bank deposits	3,593	2,749
Customer deposits	2,291	2,580
Amounts due to holding company and fellow subsidiaries	11,041	10,161
Settlement balances	6,759	2,914
Trading liabilities	83,264	72,289
Derivatives	144,420	129,914
Other financial liabilities	18,588	16,279
Other liabilities	1,810	1,906
Total liabilities	271,766	238,792

Equity
Owners’ equity	8,655	9,087
Non-controlling interests	3	2
Total equity	8,658	9,089
Total liabilities and equity	280,424	247,881

Financial statements
Condensed consolidated statement of changes in equity for the half year ended 30 June 2019 (unaudited)
	Half year ended
	30 June	30 June
	2019	2018
	£m	£m
Called up share capital - at beginning and end of period	400	6,609
Share premium account - at beginning of period	1,759	26,807
Redemption of debt preference shares (1)	-	885
At end of period	1,759	27,692
Paid-in equity - at beginning and end of period	749	-
Merger reserve - at beginning and end of period	-	10,881
Fair value through other comprehensive income reserve - at beginning of period	134	300
Implementation of IFRS 9 on 1 January 2018	-	30
Unrealised gains	4	206
Realised gains	(166)	(4)
Tax	20	(45)
At end of period	(8)	487
Cash flow hedging reserve - at beginning of period	114	205
Amount recognised in equity	53	(191)
Amount transferred from equity to earnings	-	(358)
Tax	(11)	148
At end of period	156	(196)
Foreign exchange reserve - at beginning of period	230	953
Retranslation of net assets	55	(115)
Foreign currency gains on hedges of net assets	28	17
Tax	-	1
Recycled to profit or loss on disposal of businesses	-	79
At end of period	313	935
Retained earnings - at beginning of period	5,701	(10,552)
Implementation of IFRS 9 on 1 January 2018	-	(106)
Implementation of IFRS 16 on 1 January 2019 (2)	(6)	-
Profit/(loss) attributable to ordinary and equity preference shareholders
- continuing operations	205	(803)
- discontinued operations	-	1,768
Ordinary dividends paid	(500)	-
Paid-in equity dividends paid	(30)	-
Court approved distribution (3)	-	(23,064)
Remeasurement of retirement benefit schemes
- contributions in preparation for ring-fencing (4)	-	(2,000)
- tax	-	516
Realised gains in period on FVOCI equity shares	162	3
Changes in fair value of credit in financial liabilities designated as fair value through profit or loss
- gross	(39)	59
- tax	10	(16)
Redemption of debt preference shares (1)	-	(885)
Shares issued under employee share schemes	-	(2)
Share-based payments (5)	(217)	24
At end of period	5,286	(35,058)
Owners' equity at end of period	8,655	11,350
Non-controlling interests - at beginning of period	2	57
Currency translation adjustments and other movements	1	1
Profit attributable to non-controlling interests
- continuing operations	-	(3)
- discontinued operations	-	4
At end of period	3	59
Total equity at end of period	8,658	11,409

Total equity is attributable to:
Ordinary shareholders	7,906	11,350
Paid-in equity holders	749	-
Non-controlling interests	3	59
	8,658	11,409

Notes:
(1)	Issued by NWM Plc (formerly RBS plc) to the parent company RBSG which were redeemed in April 2018.
(2)	Refer to Note 2 for further information on IFRS 16 implementation.
(3)
On 29 June 2018, the Court of Session in Edinburgh confirmed the reduction of the share capital and the cancellation of the share premium account and capital redemption reserve of NatWest Markets Plc. The reduction included the return of capital to RBSG in the form of the entire issued share capital of NatWest Holdings Limited and a return of capital in cash for the remaining capital balance.

(4)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees.  It also agreed to contribute £1.2 billion to the ring-fenced bank.  Under the MoU, NatWest Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant. In Q1 2019 NatWest Markets Plc paid a contribution of £53 million to the new NatWest Markets section relating to the non-ring fenced bank.

(5)	Includes adjustments to the allocation of deferred awards following the implementation of ring-fencing and the impact of vesting during the period.

Financial statements
Condensed consolidated cash flow statement for the half year ended 30 June 2019 (unaudited)

	Half year ended
	30 June	30 June
	2019	2018
	£m	£m

Operating activities
Operating profit/(loss) before tax from continuing operations	131	(823)
Profit before tax from discontinued operations	-	2,501
Adjustments for non-cash items	(406)	5,369
Net cash (outflow)/inflow from trading activities	(275)	7,047
Changes in operating assets and liabilities	8,172	(12,335)

Net cash flows from operating activities before tax	7,897	(5,288)
Income taxes paid	(7)	(143)
Net cash flows from operating activities	7,890	(5,431)
Net cash flows from investing activities	(3,447)	(3,447)
Net cash flows from financing activities	(450)	(1,082)
Effects of exchange rate changes on cash and cash equivalents	63	(61)

Net increase/(decrease) in cash and cash equivalents	4,056	(10,021)
Cash and cash equivalents at beginning of period	26,127	25,683

Cash and cash equivalents at end of period	30,183	15,662

Notes
1. Basis of preparation
NWM Group’s condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’ as adopted in the EU. They should be read in conjunction with the 2018 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
NWM Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 1 to 33. The risk factors which could materially affect NWM Group’s future results are described on pages 34 and 35.

Having reviewed NWM Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that NWM Group will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2019 have been prepared on a going concern basis.

2. Accounting policies
NWM Group’s principal accounting policies are as set out on pages 66 to 70 of the 2018 Annual Report and Accounts and are unchanged other than as presented below.

Revised Accounting policy 10 - Leases
NWM Group has adopted IFRS 16 ‘Leases’ with effect from 1 January 2019, replacing IAS 17 ‘Leases’. NWM Group has applied IFRS 16 on a modified retrospective basis without restating prior years. Accounting policy 10 presented in the NWM Group’s 2018 Annual Report and Accounts has been updated as follows:

As lessor
Finance lease contracts are those which transfer substantially all the risks and rewards of ownership of an asset to a customer. All other contracts with customers to lease assets are classified as operating leases.

Loans to customers include finance lease receivables measured at the net investment in the lease, comprising the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Interest receivable includes finance lease income recognised at a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review; if there is a reduction in their value, income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is recognised in other operating income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives.

As lessee
On entering a new lease contract, NWM Group recognises a right of use asset and a liability to pay future rentals. The liability is measured at the present value of future lease payments discounted at the applicable incremental borrowing rate. The right of use asset is depreciated over the shorter of the term of the lease and the useful economic life, subject to review for impairment. Short term and low value leased assets are expensed on a systematic basis.

Adoption of IFRS 16 resulted in the right of use assets of £56 million and lease liabilities of £62 million, and a decrease in retained earnings of £6 million.

For further details see page 70 of the 2018 Annual Report and Accounts.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NWM Group’s financial condition are those relating to provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on page 70 of the NWM Group’s 2018 Annual Report and Accounts.

Notes
3. Operating expenses
	Half year ended
	30 June	30 June
	2019	2018
	£m	£m

Wages, salaries and other staff costs	(243)	(220)
Social security costs	(30)	(27)
Variable compensation	(67)	(35)
Pension costs	(23)	(41)
Staff costs	(363)	(323)

Premises and equipment	(54)	(51)
Depreciation and amortisation	(6)	(2)
Other administrative expenses (1)	12	(999)
Administrative expenses	(48)	(1,052)
	(411)	(1,375)
Note:
(1)	Includes litigation and conduct costs, net of amounts recovered. Refer to Note 8 for further details.

4. Segmental analysis

The business is organised into the following reportable segments:

●	NatWest Markets; and

●
Central items & other, which comprises corporate functions and other activity not managed in the NatWest Markets segment during the period. H1 2019 primarily includes certain one-off cost recoveries. H1 2018 largely includes legacy litigation and interest expense associated with liabilities prior to their transfer to the NWM segment.

Analysis of operating profit/(loss)
The following tables provide a segmental analysis of operating profit/(loss) by main income statement captions.

	Net		Other non-			Impairment
	interest	Net fees and	interest	Total	Operating	releases/	Operating
	income (1)	commissions	income	income	expenses	(losses)	(loss)/profit
Half year ended 30 June 2019	£m	£m	£m	£m	£m	£m	£m

NatWest Markets	(116)	(7)	580	457	(589)	34	(98)
Central items & other	9	3	37	49	178	2	229
Total	(107)	(4)	617	506	(411)	36	131

Half year ended 30 June 2018

NatWest Markets	74	12	600	686	(586)	(1)	99
Central items & other	(140)	26	(19)	(133)	(789)	-	(922)
Total	(66)	38	581	553	(1,375)	(1)	(823)

			Half year ended
	30 June 2019			30 June 2018
	External	Inter	Total	External	Inter	Total
		segment			segment
Total revenue	£m	£m	£m	£m	£m	£m

NatWest Markets	1,049	433	1,482	887	236	1,123
Central items & other	27	(433)	(406)	(19)	(236)	(255)

Total	1,076	-	1,076	868	-	868

Note:
(1)
Includes interest payable of £385 million and interest receivable of £278 million (H1 2018 - £184 million and £118 million respectively). Within the NatWest Markets segment, net interest income comprises interest receivable on external lending activities, offset by net interest payable on external funding activity managed by NatWest Markets Treasury and inter-segmental charges. Net interest expense in Central items & other in H1 2018 predominantly comprises external interest costs associated with RBS Group Treasury managed liabilities prior to their transfer to the NWM segment and the impact of inter-segmental income.

Notes
4. Segmental analysis continued

Analysis of net fees and commissions
		Central items
	NatWest Markets	& other	Total
Half year ended 30 June 2019	£m	£m	£m

Fees and commissions receivable
- Underwriting fees	94	-	94
- Brokerage	41	-	41
- Lending (credit facilities)	36	-	36
- Other	7	3	10
Total	178	3	181

Fees and commissions payable	(185)	-	(185)

Net fees and commissions	(7)	3	(4)

Half year ended 30 June 2018
Fees and commissions receivable
- Underwriting fees	92	-	92
- Brokerage	45	-	45
- Lending (credit facilities)	39	-	39
- Other	46	(53)	(7)
Total	222	(53)	169

Fees and commissions payable	(210)	79	(131)

Net fees and commissions	12	26	38

Total assets and liabilities
	30 June 2019		31 December 2018
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

NatWest Markets	279,832	271,283	245,060	236,121
Central items & other	592	483	2,821	2,671

Total	280,424	271,766	247,881	238,792

5. Tax
The actual tax charge differs from the expected tax credit/(charge) computed by applying the standard rate of UK corporation tax of 19% (2018 - 19%) as analysed below:
	Half year ended
	30 June	30 June
	2019	2018
	£m	£m

Profit/(loss) before tax	131	(823)

Expected tax (charge)/credit	(25)	156
Losses and temporary differences in period where no deferred tax asset recognised	(2)	6
Foreign profits taxed at other rates	(4)	(8)
Items not allowed for tax
- losses on disposals and write-downs	(6)	(11)
- UK bank levy	2	(1)
- regulatory and legal actions	3	(152)
- other disallowable items	(16)	(5)
Non-taxable items	53	-
Losses brought forward and utilised	1	-
Banking surcharge	7	7
Adjustments in respect of prior periods	61	25
Actual tax credit	74	17

At 30 June 2019, NWM Group has recognised a deferred tax liability of £436 million (31 December 2018 - £487 million). These amounts include a deferred tax asset recognised in respect of UK trading losses of £151 million (31 December 2018 - £151 million). Under UK tax legislation, these UK losses can be carried forward indefinitely. The Finance Act 2016 limited the offset of the UK banking losses carried forward to 25% of taxable profits. NWM Group has considered the carrying value of this asset as at 30 June 2019 and concluded that it is recoverable based on future profit projections.

Notes
6. Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2019	2018
Assets	£m	£m
Loans
Reverse repos	27,386	24,758
Cash collateral given	20,553	18,898
Other loans	1,594	1,302
Total loans	49,533	44,958
Securities
Central and local government
- UK	5,365	6,834
- US	6,093	4,689
- other	16,292	13,498
Other securities	5,530	4,993
Total securities	33,280	30,014
Total	82,813	74,972

Liabilities
Deposits
Repos	31,948	25,645
Cash collateral received	22,610	20,129
Other deposits	2,197	1,786
Total deposits	56,755	47,560
Debt securities in issue	1,495	902
Short positions	25,014	23,827
Total	83,264	72,289

7. Financial instruments: classification
The following tables analyse NWM Group’s financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9. Assets and liabilities outside the scope of IFRS 9 are shown within other assets and other liabilities.
			Amortised	Other
	MFVTPL (1)	FVOCI (2)	cost	assets	Total
Assets	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	12,939		12,939
Trading assets	82,813	-			82,813
Derivatives	147,802				147,802
Settlement balances			7,147		7,147
Loans to banks - amortised cost			935		935
Loans to customers - amortised cost			8,928		8,928
Amounts due from holding company and fellow subsidiaries	4,869	-	687	129	5,685
Other financial assets	755	7,825	4,449		13,029
Other assets				1,146	1,146
30 June 2019	236,239	7,825	35,085	1,275	280,424

Cash and balances at central banks	-	-	11,188		11,188
Trading assets	74,972	-			74,972
Derivatives	134,250				134,250
Settlement balances	-	-	2,705		2,705
Loans to banks - amortised cost			626		626
Loans to customers - amortised cost			8,366		8,366
Amounts due from holding company and fellow subsidiaries	1,177	-	1,991	230	3,398
Other financial assets	1,134	7,436	2,698	-	11,268
Other assets				1,108	1,108
31 December 2018	211,533	7,436	27,574	1,338	247,881

For the notes to this table refer to the next page.

NatWest Markets Plc – Interim Results 2019

Notes
7. Financial instruments: classification continued

	Held-for-		Amortised	Other
	trading	DFV (3)	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m

Bank deposits			3,593		3,593
Customer deposits			2,291		2,291
Amounts due to holding company and fellow subsidiaries	2,108	-	8,703	230	11,041
Settlement balances	-	-	6,759		6,759
Trading liabilities	83,264	-			83,264
Derivatives	144,420				144,420
Other financial liabilities	-	2,794	15,794		18,588
Other liabilities				1,810	1,810
30 June 2019	229,792	2,794	37,140	2,040	271,766

Bank deposits			2,749		2,749
Customer deposits			2,580		2,580
Amounts due to holding company and fellow subsidiaries	419	-	9,485	257	10,161
Settlement balances	-	-	2,914		2,914
Trading liabilities	72,289	-			72,289
Derivatives	129,914	-			129,914
Other financial liabilities	-	3,049	13,230		16,279
Other liabilities				1,906	1,906
31 December 2018	202,622	3,049	30,958	2,163	238,792

Notes:
(1)	Mandatory fair value through profit or loss.
(2)	Fair value through other comprehensive income.
(3)	Designated as at fair value through profit or loss.

The above includes amounts due from/to the holding company and fellow subsidiaries, as follows:

	30 June 2019		31 December 2018
	Holding	Fellow	Holding	Fellow
	company	subsidiaries	company	subsidiaries
	£m	£m	£m	£m

Assets
Loans to banks - amortised cost	-	135	-	1,780
Loans to customers - amortised cost	383	154	144	67
Derivatives	419	3,838	376	813

Liabilities
Bank deposits	-	1,140	-	2,125
Customer deposits	5,234	225	5,189	209
Subordinated liabilities	2,094	-	1,962	-
Derivatives	803	5,011	476	703

Notes
7. Financial instruments: classification continued

NWM Plc financial assets and liabilities include:
	30 June	31 December
	2019	2018
	£m	£m
Reverse repos
Loans to customers - amortised cost	42	9
Trading assets	27,386	24,758

Repos
Bank deposits	870	424
Trading liabilities	31,948	25,645

Valuation Hierarchy

Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in NWM Group’s 2018 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs at 30 June 2019 are consistent with those described in Note 12 to NWM Group’s 2018 Annual Report and Accounts.

The tables below show financial instruments carried at fair value on NWM Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3 and related level 3 sensitivities.

	30 June 2019			31 December 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets	£m	£m	£m	£m	£m	£m

Trading assets
Loans	-	49,259	274	-	44,838	120
Securities	24,197	8,744	339	22,003	7,312	699
Derivatives	5	146,076	1,721	-	132,346	1,904
Amount due from holding company and fellow subsidiaries	-	4,869	-	-	1,177	-
Other financial assets
Loans	-	91	63	-	374	86
Securities	6,203	2,012	211	6,706	959	445
Total financial assets held at fair value	30,405	211,051	2,608	28,709	187,006	3,254

Liabilities

Amount due to holding company and fellow subsidiaries	-	2,108	-	-	413	6
Trading liabilities
Deposits	-	56,454	301	-	47,183	377
Debt securities in issue	-	1,415	80	-	790	112
Short positions	19,656	5,358	-	18,941	4,886	-
Derivatives	4	143,135	1,281	-	128,638	1,276
Other financial liabilities
Debt securities in issue	-	2,232	156	-	2,344	280
Subordinated liabilities	-	406	-	-	425	-
Total financial liabilities held at fair value	19,660	211,108	1,818	18,941	184,679	2,051

Notes:
(1)
Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
Level 2 - Instruments valued using valuation techniques that have observable inputs. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.

Notes
7. Financial instruments: carried at fair value - valuation hierarchy continued

	30 June 2019			31 December 2018
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
Assets	£m	£m	£m	£m	£m	£m

Trading assets
Loans	274	10	(10)	120	10	(10)
Securities	339	10	-	699	20	(10)
Derivatives
Interest rate	1,146	180	(180)	1,363	110	(110)
Foreign exchange	111	10	(10)	130	10	(10)
Other	464	50	(50)	411	40	(40)
Other financial assets
Loans	63	-	-	86	-	(10)
Securities	211	10	-	445	40	(20)
Total financial assets held at fair value	2,608	270	(250)	3,254	230	(210)

Liabilities

Amount due to holding company and fellow subsidiaries	-	-	-	6	-	-
Trading liabilities
Deposits	301	30	(30)	377	40	(40)
Debt securities in issue	80	-	-	112	10	(10)
Derivatives
Interest rate	761	100	(100)	805	70	(70)
Foreign exchange	304	10	(10)	279	10	(10)
Other	216	10	(10)	192	10	(10)
Other financial liabilities
Debt securities in issue	156	-	-	280	10	(10)
Total financial liabilities held at fair value	1,818	150	(150)	2,051	150	(150)

Movement in level 3 portfolios

	Half year ended 2019				Half year ended 2018
		Other				Other
	Trading	financial	Total	Total	Trading	financial	Total	Total
	assets (2)	assets (3)	assets	liabilities	assets (2)	assets (3)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	2,723	531	3,254	2,051	2,681	282	2,963	2,096
Amount recorded in the income statement (1)	(85)	6	(79)	225	(67)	62	(5)	(198)
Amount recorded in the statement of
comprehensive income	-	33	33	-	-	(2)	(2)	-
Level 3 transfers in	156	2	158	56	491	-	491	197
Level 3 transfers out	(476)	(133)	(609)	(239)	(181)	(1)	(182)	(107)
Issuances	-	-	-	23	-	-	-	24
Purchases	368	-	368	272	596	-	596	191
Settlements	(88)	(6)	(94)	(142)	(412)	-	(412)	(104)
Sales	(263)	(157)	(420)	(428)	(633)	(76)	(709)	(134)
Foreign exchange and other adjustments	(1)	(2)	(3)	-	2	1	3	-
At 30 June	2,334	274	2,608	1,818	2,477	266	2,743	1,965

Amounts recorded in the income statement in
respect of balances held at period end
- unrealised	(85)	6	(79)	225	(46)	7	(39)	(191)
- realised	-	-	-	-	1	10	11	7

Notes:
(1)
Net losses on trading assets instruments of £320 million (30 June 2018 - £114 million gain) were recorded in income from trading activities in continuing operations. Net gains on other instruments of £16 million (30 June 2018 - £79 million gain) were recorded in other operating income and interest income as appropriate in continuing operations.

(2)	Trading assets comprise assets held at fair value in trading portfolios.
(3)	Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and mandatory fair value through profit or loss.

Notes
7. Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

Items where fair value
	approximates			Fair value hierarchy level
	carrying value	Carrying value	Fair value	Level 2	Level 3
30 June 2019	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	12.9
Settlement balances	7.1
Loans to banks		0.9	0.9	0.2	0.7
Loans to customers		8.9	8.9	0.2	8.7
Amounts due from holding company and fellow subsidiaries	0.2	0.5	0.5	-	0.5
Other financial assets
Securities		4.4	4.5	2.7	1.8
Financial liabilities
Bank deposits	0.1	3.5	3.5	-	3.5
Customer deposits	0.8	1.5	1.5	-	1.5
Amounts due to holding company and fellow subsidiaries	1.0	7.7	7.7	-	7.7
Settlement balances	6.8
Other financial liabilities
Debt securities in issue		15.6	17.1	17.1	-
Subordinated liabilities		0.2	0.2	0.2	-

31 December 2018
Financial assets
Cash and balances at central banks	11.2
Settlement balances	2.7
Loans to banks		0.6	0.6	0.3	0.3
Loans to customers		8.4	8.3	0.3	8.0
Amounts due from holding company and fellow subsidiaries	0.3	1.7	1.6	-	1.6
Other financial assets
Securities		2.7	2.7	1.6	1.1
Financial liabilities
Bank deposits		2.7	2.7	-	2.7
Customer deposits	0.9	1.7	1.7	-	1.7
Amounts due to holding company and fellow subsidiaries	3.9	5.6	5.6	-	5.6
Settlement balances	2.9
Other financial liabilities
Debt securities in issue		13.0	14.7	14.7	-
Subordinated liabilities		0.2	0.2	0.2	-

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

Notes
8. Provisions for liabilities and charges
	Litigation
	and other
	regulatory
	(incl. RMBS)	Other (1)	Total
	£m	£m	£m
At 1 January 2019	698	197	895
Implementation of IFRS 16 on 1 January 2019 (2)	-	(8)	(8)
ECL impairment release	-	(1)	(1)
Transfer	(50)	50	-
Transfer in from accruals and other liabilities	-	1	1
Currency translation and other movements	(4)	(1)	(5)
Transfer from fellow subsidiaries	-	1	1
Charge to income statement	11	8	19
Releases to income statement	(40)	(39)	(79)
Provisions utilised	(28)	(50)	(78)
At 30 June 2019	587	158	745

Notes:
(1)	Materially comprises provisions relating to property closures and restructuring costs.
(2)	Refer to Note 2 for further information on the impact of IFRS 16 implementation.

9. Dividends
An interim initial ordinary dividend of £100 million and then an ordinary dividend of £400 million was paid to NWM Plc’s parent company, RBSG, in H1 2019 (H1 2018 – nil).

10. Loan impairment provision
Portfolio summary
The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.
				31 December
		Central items		2018
	NWM	& other	Total	Total
30 June 2019	£m	£m	£m	£m
Loans - amortised cost
Stage 1	8,779	306	9,085	8,088
Stage 2	174	-	174	365
Stage 3	679	-	679	671
Inter-Group	-	-	672	2,634
Total	9,632	306	10,610	11,758
ECL provisions (1)
Stage 1	6	-	6	6
Stage 2	8	-	8	8
Stage 3	52	-	52	62
Total	66	-	66	76
ECL provisions coverage (2)
Stage 1 (%)	0.07	-	0.07	0.07
Stage 2 (%)	4.60	-	4.60	2.19
Stage 3 (%)	7.66	-	7.66	9.24
Total	0.69	-	0.66	0.83
ECL charge (3)
Third party	(35)	-	(35)	(107)
Inter-Group	-	-	(1)	5
Total	(35)	-	(36)	(102)
Impairment losses
ECL loss rate - annualised (basis points)	(72.67)	-	(70.44)	(117.27)
Amounts written-off	11	-	11	69

Notes:
(1)
Includes £1 million (31 December 2018 – £2 million) related to assets at FVOCI.
(2)
ECL provisions coverage is ECL provisions divided by loans – amortised cost.
(3)
Includes nil (31 December 2018 – £3 million charge) related to other financial assets, of which a release of £1 million (31 December 2018 – £1 million charge) related to assets at FVOCI; and nil (31 December 2018 – £3 million release) related to contingent liabilities.
(4)
ECL provisions on inter-Group loans were nil at 30 June 2019 (31 December 2018 – £0.2 million), which gave a provision coverage of nil (31 December 2018 – 0.02%).
(5)
Refer to Note 7 for balance sheet analysis of financial assets that are classified as AC and FVOCI, the starting point for IFRS 9 ECL framework assessment. The above table relates to gross loans only and excludes amounts that are outside the scope of the ECL framework, primarily related to non-credit risk assets. Other financial assets within the scope of the IFRS 9 ECL framework at 30 June 2019 were cash at central banks totalling £12.9 billion and debt securities of £11.4 billion (31 December 2018 – £11.2 billion and £9.8 billion respectively).

Key points
●	Total ECL provisions reduced in the first half of the year due to write-offs of legacy Stage 3 exposures combined with no new material defaults.
●	The reduction of exposure in Stage 2 was driven by cases returning to Stage 1, in particular by counterparties coming off the Risk of Credit Loss framework.
●	The ECL release of £35 million primarily relates to gains in purchased or originated credit impaired exposures.

Notes
10. Loan impairment provision continued
Flow statement
The flow statement that follows shows the main ECL and related income statement movements. It also shows the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures in this section may therefore differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL impact because they relate to balances at central banks. Other points to note:
●
Financial assets presented in the flow statements include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
●
Stage transfers (for example, exposures moving from Stage 1 to Stage 2) are a key feature of ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly there is an ECL benefit for accounts improving stage.
●
Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
●
Other (P&L only items) includes any subsequent changes in the value of written-down assets along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
●
Amounts written-off – represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	32,499	6	670	11	647	67	33,816	84
Currency translation and other adjustments	12	-	(4)	-	-	(1)	8	(1)
Inter-Group transfers	(355)	-	8	-	20	-	(327)	-
Transfers from Stage 1 to Stage 2	(190)	-	190	-	-	-	-	-
Transfers from Stage 2 to Stage 1	276	2	(276)	(2)	-	-	-	-

Net re-measurement of ECL on stage transfer		(2)		1		-		(1)
Changes in risk parameters (model inputs)		(2)		-		(3)		(5)
Other changes in net exposure	(1,267)	2	(205)	(2)	8	-	(1,464)	-
Other (P&L only items)		-		-		(29)		(29)

Income statement releases		(2)		(1)		(32)		(35)
Amounts written off	-	-	-	-	(11)	(11)	(11)	(11)
At 30 June 2019	30,975	6	383	8	664	52	32,022	66

Net carrying amount	30,969		375		612		31,956

Key points
●
Stage 3 financial assets included £193 million (31 December 2018 - £166 million) purchased or originated credit impaired (POCI) assets. No ECL impairment was held on these positions and a £27 million impairment recovery was recognised on these POCI assets during H1 (included in other (P&L only items).

●	Stage 1 and Stage 2 changes to risk parameters reflected an improvement in underlying credit risk metrics.

Notes
11. Contingent liabilities, commitments and guarantees
	30 June	31 December
	2019	2018
	£m	£m

Guarantees	220	278
Other contingent liabilities	172	186
Standby facilities, credit lines and other commitments	10,847	10,659

Contingent liabilities and commitments	11,239	11,123

Contingent liabilities arise in the normal course of NWM Group’s business; credit exposure is subject to NWM Plc’s normal controls. The amounts shown do not, and are not intended to, provide any indication of NWM Group’s expectation of future losses.

Risk sharing arrangements
During the period, NWM Plc and NWM N.V. have established limited risk-sharing arrangements that facilitate the smooth provision of services to NatWest Markets’ customers.  The arrangements include:

●
The provision of a funded guarantee of up to £3.0 billion by NWM Plc to NWM N.V. that limits NWM N.V.’s exposure to large individual customer credits to 10% of NWM N.V.’s capital.  Funding is provided by NWM Plc deposits placed with NWM N.V. of not less than the guaranteed amount.  At 30 June 2019 the deposits amounted to £0.2 billion and the guarantee fees in the period were £0.3 million.

●
The provision of a funded and an unfunded guarantee by NWM Plc in respect of NWM N.V.’s Legacy portfolio.  At 30 June 2019 the exposure at default covered by the guarantees was approximately £0.4 billion of which £0.2 billion was funded.  The guarantee fees in the period were £2 million.

Indemnity deed
In April 2019, NWM Plc and NatWest Bank entered into a cross indemnity agreement for losses incurred within the entities in relation to business transferred to or from the ring-fenced bank under the RBS Group’s structural re-organisation. Under the agreement, NWM Plc is indemnified by NatWest Bank against losses relating to the NatWest Bank transferring businesses and ring-fenced bank obligations and NatWest Bank is indemnified by NWM Plc against losses relating to the NWM Plc transferring businesses and non ring-fenced bank obligations with effect from the relevant transfer date.

12. Litigation, investigations and reviews
NWM Plc and its subsidiary and associated undertakings (‘NWM Group’) are party to legal proceedings and the subject of investigation and other regulatory and governmental action (‘Matters’) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NWM Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on NWM Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NWM Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NWM Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those Matters for which NWM Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

Notes
12. Litigation, investigations and reviews continued
The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NWM Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. NWM Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with NWM Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out in NWM Group’s 2018 Annual Report and Accounts on page 133.

Litigation
Residential mortgage-backed securities (RMBS) litigation in the US
NatWest Markets Securities Inc. (NWMSI) and certain affiliates continue to defend RMBS-related claims in the US in which plaintiffs allege that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. The remaining RMBS lawsuits against NWM Group companies consist of cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007. In addition, NWMSI previously agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. for US$55.3 million, which was paid into escrow pending court approval of the settlement, which was granted on 11 March 2019, but which is now the subject of an appeal by a class member who does not want to participate in the settlement.

London Interbank Offered Rate (LIBOR) and other rates litigation
NWM Plc and certain other members of NWM Group, including RBSG, are defendants in a number of class actions and individual claims pending in the US (primarily in the United States District Court for the Southern District of New York (SDNY)) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that the NWM Group defendants and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. In December 2016, the SDNY held that it lacks personal jurisdiction over NWM Group defendants with respect to certain claims. As a result of that decision, all NWM Group defendants have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchange-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but seven non-class cases in the co-ordinated proceeding remain pending against NWM Group defendants. The dismissal of NWM Group defendants for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit.

Among the non-class claims dismissed by the SDNY in December 2016 were claims that the Federal Deposit Insurance Corporation (FDIC) had asserted on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 failed US banks, commenced substantially similar claims against NWM Plc, RBSG and others in the High Court of Justice of England and Wales. The action alleges that the defendants breached English and European competition law as well as asserting common law claims of fraud under US law.

In addition, there are two class actions against NWM Group defendants relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the SDNY. In the first class action, which relates to Euroyen TIBOR futures contracts, the court dismissed the plaintiffs’ antitrust claims in March 2014, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation, and the case is proceeding in the discovery phase. The second class action relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR. The court dismissed that case in March 2017 on the ground that the plaintiffs lack standing. The plaintiffs have commenced an appeal of that decision.

Notes
12. Litigation, investigations and reviews continued
There is also a class action relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate pending in the SDNY. In that case, the court denied defendants’ motion to dismiss on 5 October 2018 in a ruling that would have permitted certain antitrust claims to proceed against NWM Plc and other non-NWM Group defendants. However, on 26 July 2019, the court determined that the named plaintiffs asserting such claims do not have standing and therefore dismissed the case. The dismissal is subject to appeal.

Four other class action complaints were filed against NWM Group defendants in the SDNY, each relating to a different reference rate. In the case relating to Pound Sterling LIBOR, the court dismissed all claims against NWM Plc (the only NWM Group defendant in that case), for various reasons, on 21 December 2018, and plaintiffs are seeking reconsideration of that decision. In the case relating to the Australian Bank Bill Swap Reference Rate, the court dismissed all claims against NWM Group defendants for lack of personal jurisdiction on 26 November 2018, but plaintiffs have filed an amended complaint, which is the subject of a further motion to dismiss. In the case relating to Euribor, the court dismissed all claims against NWM Plc (the only NWM Group defendant in that case) for lack of personal jurisdiction in February 2017, but in June 2019, the plaintiffs commenced an appeal of that decision. In the case relating to Swiss Franc LIBOR, the court dismissed all claims against all defendants on various grounds in September 2017, but held that it has personal jurisdiction over NWM Plc and allowed the plaintiffs to replead their complaint. Defendants’ renewed motion to dismiss the amended complaint relating to Swiss Franc LIBOR remains pending.

NWM Plc has also been named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc has filed a motion for cancellation of service. If the motion is successful then the current action will be brought to an end, although the claimants may seek to re-raise the claim in the future.

NWM Plc is defending a claim in the High Court in London brought by London Bridge Holdings Ltd and others, in which the claimants allege LIBOR manipulation in connection with the sale of interest rate hedging products. The quantified sum claimed in that case is £446.7 million.

Details of UK litigation claims in relation to the alleged mis-sale of interest rate hedging products (IRHPs) involving LIBOR-related allegations are set out under ‘Interest rate hedging products and similar litigation’ on page 30.

In January 2019, a class action antitrust complaint was filed in the SDNY alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The defendants include RBSG, NWM Plc, NWMSI and NatWest Bank Plc.

FX antitrust litigation
NWM Plc, NWMSI and / or RBSG, are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business, each of which is pending before the same federal judge in the SDNY.

In 2015, NWM Plc paid US$255 million to settle the consolidated antitrust class action on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. That settlement received final court approval in August 2018. On 7 November 2018, some members of the settlement class who opted out of the settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NWM Plc, NWMSI and other banks. On 31 December 2018, some of the same claimants, as well as others, filed proceedings in the High Court in London, asserting competition claims against NWM Plc and several other banks. The claim was served on 25 April 2019.

Two other FX-related class actions remain pending in the SDNY. First, there is a class action on behalf of ‘consumers and end-user businesses,’ which is proceeding against NWM Plc in the discovery phase following the SDNY’s denial of the defendants’ motions to dismiss in March 2018. Second, there is a class action on behalf of ‘indirect purchasers’ of FX instruments (which plaintiffs define as persons who transacted FX instruments with retail foreign exchange dealers that transacted directly with defendant banks). That case is proceeding in discovery against NWMSI and other defendants following the SDNY’s denial of defendants’ motion to dismiss on 25 October 2018. On 20 May 2019, NWM Plc was dismissed from the case for lack of personal jurisdiction, but plaintiffs are seeking permission to replead their complaint to establish jurisdiction.

Notes
12. Litigation, investigations and reviews continued
On 27 May 2019, a class action was filed in the Federal Court of Australia against NWM Plc and other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUS $0.5m. RBSG has been named in the action as a ‘cartel party’, but is not a defendant. The claim was served on 28 June 2019.

On 29 July 2019, an application for a collective proceedings order was filed in the UK Competition Appeal Tribunal against RBSG, NWM Plc and other banks on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network.

Two motions to certify FX-related class actions have been filed in the Tel Aviv District Court in Israel. RBSG and NWMSI have been named as defendants in the first motion. The Royal Bank of Scotland plc has been named in the second. These motions have not been served.

Certain other foreign exchange transaction related claims have been or may be threatened. NWM Group cannot predict whether any of these claims will be pursued, but expects that some may.

Government securities antitrust litigation
NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action pending in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The defendants’ motion to dismiss this matter remains pending.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks. The complaints allege a conspiracy among dealers of Euro-denominated bonds issued by European central banks (EGBs), to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012.

Swaps antitrust litigation
NWM Plc, NWMSI and RBSG, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is ongoing.

In addition, in June 2017, TeraExchange filed a complaint against NWM Plc, NWMSI and RBSG, as well as a number of other credit default swap dealers, in the SDNY. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. On 1 October 2018, the court dismissed all claims against NWM Plc, NWMSI and RBSG.

Interest rate hedging products and similar litigation
NWM Plc is dealing with a number of active litigation claims in the UK in relation to the alleged mis-selling of interest rate hedging products (IRHPs). In general claimants allege that the relevant IRHPs were mis-sold to them, with some also alleging that misrepresentations were made in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme for IRHPs, as well as customers who were outside of the scope of that programme, which was closed to new entrants in March 2015. NWM Plc remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Notes
12. Litigation, investigations and reviews continued
Property Alliance Group (PAG) v NatWest Markets Plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was £34.8 million. Following dismissal by the Court of all PAG’s claims in December 2016, PAG appealed to the Court of Appeal, which dismissed the appeal in March 2018. In July 2018 the Supreme Court declined the request from PAG for permission to appeal an aspect of the judgment relating to implied representations of Sterling LIBOR rates. The Court of Appeal’s decision may impact other IRHP and LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts.

Separately, NWM Plc is defending claims filed in France by five French local authorities relating to structured interest rate swaps. The plaintiffs allege, among other things, that the swaps are void for being illegal transactions, that they were mis-sold, and that information / advisory duties were breached. Of the remaining claims, two are being appealed to the Supreme Court and one remains to be heard before the lower court.

Tax dispute
HMRC issued a tax assessment in 2012 against RBSG for approximately £86 million regarding a value-added-tax (‘VAT’) matter in relation to the trading of European Union Allowances (‘EUAs’) by a joint venture subsidiary in 2009. RBSG has lodged an appeal, which is still to be heard, before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the ‘Tax Dispute’). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, NWM Plc is a named defendant in civil proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants claim approximately £71.4 million plus interest and costs and allege that NWM Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded on 20 July 2018 and judgment is awaited.

US Anti-Terrorism Act litigation
NWM Plc, NatWest Markets N.V. and certain other financial institutions are defendants in an action pending in the SDNY, filed in November 2017 by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. The attacks at issue in the case were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. The claim was dismissed on 28 March 2019. The dismissal is subject to repleading by the plaintiffs or appeal.

Securities underwriting litigation
NWMSI is an underwriter defendant in several securities class actions in the US in which plaintiffs generally allege that an issuer of public debt or equity securities, as well as the underwriters of the securities (including NWMSI), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

Investigations and reviews
NWM Group’s financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NWM Group companies have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

NWM Group companies have been providing, and continue to provide, information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

Notes
12. Litigation, investigations and reviews continued
Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NWM Group, remediation of systems and controls, public or private censure, restriction of NWM Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NWM Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

NWM Group is co-operating fully with the investigations and reviews described below.

US investigations relating to fixed-income securities
In the US, NWM Group companies, including NWMSI, and its affiliates, have in recent years been involved in investigations relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs). Investigations by the US Department of Justice (DoJ) and several state attorneys general relating to the issuance and underwriting of RMBS were previously resolved. Certain other state attorneys general have sought information regarding similar issues, and NWM Group is aware that at least one such investigation is ongoing.

In October 2017, NWMSI entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA if NWMSI complies with the NPA’s reporting and conduct requirements during its term.

The NatWest Markets business is currently responding to a criminal investigation concerning unrelated securities trading by certain traders in 2018, which was reported to the USAO during the course of the NPA. In April 2019, NWMSI agreed to a second six-month extension of the NPA so that the USAO could review the circumstances of that unrelated matter.

Foreign exchange related investigations
In May and June 2019, RBSG and NWM Plc reached settlements totalling approximately EUR 275 million in connection with the EC and certain other related competition law investigations into FX trading. The aggregate amount is fully covered by existing provisions in NWM Plc. NWM Plc continues to co-operate with ongoing investigations from competition authorities on similar issues relating to past FX trading. The exact timing and amount of future financial penalties, related risks and collateral consequences remain uncertain and may be material.

In 2014 and 2015, NWM Plc paid significant penalties to resolve investigations into its FX business by the FCA, the CFTC, the DoJ, and the Board of Governors of the Federal Reserve System (Federal Reserve). As part of its plea agreement with the DoJ, NWM Plc pled guilty to a one-count information charging an antitrust conspiracy occurring between as early as December 2007 to at least April 2010. NWM Plc admitted that it knowingly, through one of its Euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the Euro/US dollar currency pair exchanged in the FX spot market. On 5 January 2017, the United States District Court for the District of Connecticut imposed a sentence on NWM Plc consisting of a US$395 million fine and a three-year probation, which among other things, prohibits NWM Plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires NWM Plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). A violation of the terms of probation could lead to the imposition of additional penalties.

As part of the settlement with the Federal Reserve, NWM Plc and NWMSI entered into a cease and desist order (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, NWM Plc and NWMSI agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. NWM Plc and NWMSI are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

Notes
12. Litigation, investigations and reviews continued
Systematic Anti-Money Laundering Programme assessment
In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of RBS Group. The FCA provided its written findings to RBS Group on 28 June 2019, and RBS Group is considering these. It is not yet possible to assess the likely impact of this matter.

US/Swiss tax programme
In December 2015, Coutts & Co Ltd., a member of NWM Group incorporated in Switzerland, entered into a non-prosecution agreement (the NPA) with the DoJ. This was entered into as part of the DoJ’s programme for Swiss banks, related to its investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with the DoJ’s investigations, and commit no US federal offences. If Coutts & Co Ltd. abides by the NPA, the DoJ will not prosecute it for certain tax-related and monetary transaction offences in connection with US related accounts.

Since the signing of the NPA in 2015, Coutts & Co Ltd identified and disclosed to the DoJ a number of US related accounts that were not included in its original submission supporting the NPA. As a result of this, Coutts & Co Ltd agreed with the DoJ to undertake additional review work, which began in October 2018 and is now largely complete. This additional review work identified further US related accounts, which are being discussed with the DoJ.

Enforcement proceedings and investigations in relation to Coutts & Co Ltd
In February 2017, the Swiss Financial Market Supervisory Authority (FINMA) took enforcement action against Coutts & Co Ltd with regard to failures of money laundering checks and controls on certain client accounts that were connected with the Malaysian sovereign wealth fund, 1MDB, and were held with Coutts & Co Ltd. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million. There are two administrative criminal proceedings pending before the Swiss Finance Department against two former employees of Coutts & Co Ltd. In addition, the Monetary Authority of Singapore (MAS)’s supervisory examination of Coutts & Co Ltd’s Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016.

In addition, Coutts & Co Ltd continues to assist with investigations and enquiries from authorities where requested to do so.

Notes
13. Related party transactions

UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

Service entity
On 30 April 2018, in preparation for ring-fencing, NWM Plc ceased to be the main provider of shared service activities for the RBS Group.

14. Post balance sheet events
Other than as disclosed in this document there have been no significant events between 30 June 2019 and the date of approval of this announcement which would require a change to, or additional disclosure in, the announcement.

15. Date of approval
The Interim results for the half year ended 30 June 2019 were approved by the Board of directors on 1 August 2019.

Summary risk factors
Summary of our principal risks and uncertainties
Set out below is a summary of certain risks which could adversely affect the NWM Group; it should be read in conjunction with the Capital and risk management section of the NWM Group’s 2018 Annual Report and Accounts. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties or of the risk factor disclosures set forth in the NWM Group’s 2018 Annual Report and Accounts and the NWM Group’s Registration Document (as approved by the Financial Conduct Authority on 22 March 2019 (as supplemented from time to time, the “Registration Document”)). A fuller description of these and other risk factors is included on pages 124 to 133 of the 2018 Annual Report and Accounts and pages 13-31 of the Registration Document.

Financial resilience risk
●	The NWM Group is reliant on access to the global capital markets to meet its funding requirements, both directly, and indirectly through its parent for the purchase of its internal MREL.
●	The NWM Group may not meet the prudential regulatory requirements for capital and liquidity.
●
The NWM Group may not manage its capital, liquidity and funding effectively, which could have an adverse effect on its financial performance including through the triggering of certain management actions or recovery options.

●	The NWM Group may not meet financial targets or generate sustainable returns.
●
Any reduction in the credit rating assigned to RBSG, any of its subsidiaries (including the Bank or other NWM Group subsidiaries) or any of their respective debt securities, could adversely affect the availability of funding for the NWM Group, reduce the NWM Group’s liquidity position and increase its cost of funding.

●	The NWM Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
●	The NWM Group may be adversely affected if the RBS Group fails to meet the requirements of regulatory stress tests.
●	The NWM Group has significant exposure to counterparty and borrower risk.
●	The NWM Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
●	The NWM Group’s financial statements are sensitive to the underlying accounting policies, judgements, estimates and assumptions.
●	Changes in accounting standards may materially impact the NWM Group’s financial results.
●	The value or effectiveness of any credit protection that the NWM Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
●
The RBS Group (including the NWM Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of the NWM Group’s Eligible Liabilities.

Operational and IT resilience risk
●	The NWM Group is subject to increasingly sophisticated and frequent cyberattacks.
●	Operational risks are inherent in the NWM Group’s businesses, particularly under its new ring-fenced structure.
●	The NWM Group’s operations are highly dependent on its IT systems, and any IT failure could adversely affect the NWM Group.
●
The NWM Group relies on attracting, retaining, developing and remunerating senior management and skilled personnel (such as market trading specialists), and is required to maintain good employee relations.

●	A failure in the NWM Group’s risk management framework could adversely affect the NWM Group, including its ability to achieve its strategic objectives.
●	The NWM Group’s operations are subject to inherent reputational risk.
Economic and political risk
●	The NWM Group faces market risk as a result of increased political and economic risks and uncertainty in the UK and global markets.
●	Prevailing uncertainty on the terms of the UK’s withdrawal from the European Union is adversely affecting the NWM Group. The UK is currently expected to leave the European Union on 31 October 2019.
●
The RBS Group has executed the core aspects of its plans for continuity of business impacted by the UK’s expected departure from the EU, including obtaining certain regulatory permissions on which it will rely going forward. There remains uncertainty (including in respect of the volume and pace of business transfers to NWM NV) as to the final scope and extent of the implementation of these plans and their impact on the NWM Group due to the prevailing political uncertainty.

●	The NWM Group expects to face significant risks in connection with climate change and the transition to a low carbon economy, which may cause negative financial impacts for the NWM Group.
●	Continued low interest rates have affected and will continue to affect the NWM Group’s business and results.
●	Changes in foreign currency exchange rates may affect the NWM Group’s results and financial position.
●	HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over the RBS Group and the NWM Group is controlled by RBSG.

Summary risk factors

Legal, regulatory and conduct risk
●	The NWM Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the NWM Group.
●
The NWM Group is required to comply with regulatory requirements in respect of its ongoing compliance with the UK ring-fencing regime and to ensure operational continuity in resolution. This has had, and will continue to have, a significant financial impact on the Bank.

●
The NWM Group is subject to a number of legal, regulatory, and governmental actions and investigations as well as associated remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on the NWM Group.

●	The NWM Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
●	Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the NWM Group.

Independent review report to NatWest Markets plc

We have been engaged by NatWest Markets plc (“the Company” or “the Group”) to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2019 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related Notes 1 to 15, and the Capital and risk management disclosures on pages 5 to 11 for those identified as within the scope of our review (together “the condensed consolidated financial statements”). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2019 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority

Ernst & Young LLP
Statutory Auditor
London, United Kingdom
1 August 2019

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';
●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Frank Dangeard Chairman	Chris Marks Chief Executive	Richard Place Chief Financial Officer

1 August 2018

Board of directors

Chairman	Executive directors	Non-executive directors
Frank Dangeard	Chris Marks Richard Place	Vivek Ahuja Brendan Nelson Tamsin Rowe Sarah Wilkinson

Presentation of information

NatWest Markets Plc (the ‘Bank’ or ‘NWM Plc’) is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc (the ‘holding company’ or ‘RBSG’). The ‘NWM Group’ comprises NWM Plc and its subsidiary and associated undertakings. ‘RBS Group’ comprises the holding company and its subsidiary and associated undertakings.

The Bank publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Condensed consolidated financial statements
The unaudited condensed consolidated financial statements for the half year ended 30 June 2019 comprise the following sections of this document:
●
Statutory results on pages 12 to 33 comprising the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and the related notes 1 to 15.

●	Capital and risk management section on pages 5 to 11 as indicated within the scope of the independent review.

The above sections are within the scope of the independent review performed by Ernst & Young LLP (EY). Refer to the Independent review report to The Royal Bank of Scotland Group plc on page 36 for further information.

NatWest Markets Plc legal entity
There is a distinction between the disclosure of the NatWest Markets operating segment performance in the RBS Group’s H1 2019 interim results and the NatWest Markets Plc legal entity disclosures in this document:

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NatWest Markets Plc legal entity includes the Central items & other segment but excludes NatWest Markets N.V..
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The RBS Group’s H1 2019 interim results reports the NatWest Markets segment, including NatWest Markets N.V., but excludes the Central items & other segment.

Changes to the scope of the NWM Group’s activities
Further changes are expected regarding the scope of the NWM Group’s activities in 2019 resulting from structural changes as part of the RBS Group’s strategy. The volume and pace of changes will depend upon the terms and circumstances of the UK’s exit from the EU, as well as the specific contractual terms of the affected products and agreement of certain customers, amongst other variables. The main changes include:

Transfers of EEA customers from NWM Plc to NWM N.V.
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NWM Plc’s EEA customers outside the UK and not subject to regulatory exemptions will be transferred to NWM N.V. in phases throughout 2019, facilitated by a court-approved FSMA transfer scheme. Phase I of the transfer scheme resulted in the transfer of £5.3 billion of assets and £5.7 billion of liabilities from NWM Plc to NWM N.V over the weekend of 23/24 March 2019.
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NWM N.V. began transacting new business on 25 March 2019 as part of the RBS Group’s preparations to ensure continuity of service to EEA customers when the UK leaves the EU. For a significant portion of the transactions that NWM N.V. executes with EEA transfer customers, a corresponding trade-level hedge transaction will be entered into with NWM Plc in order that revenue earned on EEA transfer customers is recognised in NWM Plc.
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Phase II of the transfer scheme is expected to be implemented throughout the remainder of 2019 and has resulted in a further £1.2 billion of assets and £1.5 billion of liabilities having been transferred from NWM Plc to NWM N.V. as at 30 June 2019.

Western European corporate portfolio
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Over time, the RBS Group plans to transfer the majority of its Western European corporate portfolio, which principally covers term funding and revolving credit facilities, from NatWest Bank, currently part of the ring-fenced bank, to both NWM N.V. and NWM Plc. The majority expected to move to NWM N.V.. The Western European portfolio transfers may occur on a bilateral basis as a contract comes up for renewal or refinancing, subject to counterparty agreement. The timing and volume of transfers to each legal entity remains uncertain. As at 30 June 2019, £0.1 billion of drawn and £0.1 billion of undrawn facilities have transferred from NatWest Bank to NWM Plc.

Presentation of information

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In connection with any transactions by (i) the Western European corporate portfolio customers that are transferred from NatWest to NWM N.V., and (ii) EEA transfer customers that are transferred from NWM Plc to NWM N.V., in each case if such transactions result in a default exposure of greater than 10% of NWM N.V.’s capital, NWM Plc will provide to NWM N.V. a funded guarantee of up to £3.0 billion in aggregate to serve as credit protection for such surplus risk if losses are recognised on such portfolio or transactions. NWM Plc will cash collateralise the funded guarantee in full and deposit funds with NWM NV in an amount equal to the relevant customer transaction exposure as and when such customer transaction is transferred to NWM NV.

Acquisition of NWM N.V. by NWM Plc
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On 16 June 2019 the merger between Alawwal bank and SABB was completed, resulting in the transfer of the RBS Group’s 4.1% economic interest in the merged entity from NWM N.V. to NWM Plc as well as the distribution of the remaining shares from NWM N.V. to its consortium partners.
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The transaction paves the way for NWM N.V. to become a subsidiary of NWM Plc in H2 2019, subject to regulatory approval.

Non-IFRS financial measures
As described in Note 1 on page 17, NWM Group prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). The Interim Results contain a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:
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Management analysis of the operating expenses shows strategic costs and litigation and conduct costs in separate lines on Page 2. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
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Funded assets defined as total assets less derivatives. Funded assets are further segregated into core and legacy assets for management view.
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Management view of core and legacy for income, costs, risk weighted assets and funded assets.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (“the Act”). The statutory accounts for the year ended 31 December 2018 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.
Contact
Richard Coombs	NatWest Markets Investor Relations	+44 (0) 20 7672 1768

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWM Group’s future economic results, business plans and current strategies. In particular, this document may include forward-looking statements relating to NWM Group in respect of, but not limited to NWM’s regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and NWM Group’s exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic and political conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or the NWM Group’s actual results are discussed in the NWM Group's 2018 Annual Report and Accounts (ARA) and in the NWM Group’s Interim Results for H1 2019 (contained herein). The forward-looking statements contained in this document speak only as of the date of this document and NWM Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 August 2019

NATWEST MARKETS Plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary